Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. For the three and nine months ended September 30, 2020

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at November 4, 2020. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine ("Rainy River" or the "Rainy River Mine") and the New Afton gold-copper mine ("New Afton" or the "New Afton Mine"). The Company also holds an 8% gold stream on the Artemis Gold Blackwater ("Blackwater") project located in British Columbia. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility.

Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
CORPORATE DEVELOPMENTS	5
OUR RESPONSE TO COVID-19	5
OUTLOOK FOR 2020	5
KEY PERFORMANCE DRIVERS	6
FINANCIAL RESULTS	8
REVIEW OF OPERATING MINES	13
FINANCIAL CONDITION REVIEW	20
NON-GAAP FINANCIAL PERFORMANCE MEASURES	26
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	36
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	37
ACCOUNTING POLICIES	37
CONTROLS AND PROCEDURES	38

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(3):
Produced(1)	115,536	128,899	317,050	384,719
Sold(1)	110,905	124,491	306,231	383,719
Gold (ounces):
Produced(1)	78,959	91,087	210,043	255,701
Sold(1)	75,760	85,867	205,385	259,363
Copper (millions of pounds):
Produced(1)	18.2	20.1	53.6	61.2
Sold(1)	17.5	20.6	50.5	59.2
Revenue(1)
Gold ($/ounce)	1,593	1,359	1,509	1,305
Copper ($/pound)	2.80	2.38	2.50	2.47
Average realized price(1)(2)
Gold ($/ounce)	1,613	1,383	1,532	1,329
Copper ($/pound)	2.99	2.62	2.69	2.72
Operating expenses per gold eq. ounce sold ($/ounce) (3)	778	761	791	695
Depreciation and depletion per gold eq. ounce sold ($/ounce)(3)	452	495	469	461
Total cash costs per gold eq. ounce sold ($/ounce)(2)(3)	822	819	839	751
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)(3)	1,313	1,318	1,349	1,161

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold eq. ounce sold are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.

FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
FINANCIAL INFORMATION
Revenue	173.7	168.4	444.5	491.4
Operating margin(1)	87.0	73.7	201.9	224.7
Revenue less cost of goods sold	37.3	12.3	59.6	48.5
Net earnings (loss)	15.7	(24.7)	(58.2)	(73.8)
Adjusted net earnings (loss)(1)	12.4	(10.3)	(8.7)	(19.3)
Operating cash flows	92.2	91.1	196.3	215.6
Operating cash flows before changes in non-cash operating working capital(1)	84.0	67.4	183.6	198.8
Capital expenditures (sustaining)(1)	43.1	53.4	128.2	127.3
Capital expenditures (growth)(1)	16.3	9.2	46.7	23.6
Total assets	2,394.3	2,250.2	2,394.3	2,250.2
Cash and cash equivalents	416.4	178.8	416.4	178.8
Long-term debt	681.2	727.5	681.2	727.5
Non-current liabilities excluding long-term debt	678.1	380.3	678.1	380.3
Share Data
Earnings (loss) per share
Basic ($)	0.02	(0.04)	(0.09)	(0.13)
Diluted ($)	0.02	(0.04)	(0.09)	(0.13)
Adjusted net earnings (loss) per basic share ($)(1)	0.02	(0.02)	(0.01)	(0.03)
Share price as at September 30 (TSX - Canadian dollars)	2.27	1.33	2.27	1.33
Weighted average outstanding shares (basic) (millions)	676.0	610.7	676.0	589.8

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

CORPORATE DEVELOPMENTS

During the quarter, the Company completed the divestment of the Blackwater Project to Artemis Gold Inc. ("Artemis") for total cash consideration of C$190 million. The initial cash payment of C$140 million was received during the quarter with the remaining C$50 million cash payment due on August 24, 2021. Under the terms of the agreement with Artemis, the Company retained an 8% gold stream and a 6% equity stake in Artemis. (Refer to the Company's June 9, 2020 and August 24, 2020 news releases for further information.)

During the quarter, the Company transferred approximately $90 million in letters of credit related to mine closure costs to surety bonds, increasing the funds available under the credit facility.

On October 9, 2020, the Company extended its secured credit facility with a syndicate of 8 top tier financial institutions. The facility will now mature on October 9, 2023 and has a new maximum borrowing limit of $350 million.

OUR RESPONSE TO COVID-19

New Gold has established a Pandemic Response and Business Plan Committee comprised of leadership from all locations that meets regularly and has developed and implemented pre-screening and business continuity plans. The Committee is established to ensure that we are assessing all potential risks and develop viable contingency plans that enable us to stay ahead of any potential safety and health risks for our employees and members of our host communities. Designated teams from relevant functions are proactively planning for various contingencies and responding to daily changes and circumstances. We are proactively preparing for the potential spread of COVID-19 to any of New Gold’s locations, with specific business continuity plans in place.

New Gold has taken numerous steps to ensure needs are being addressed in local communities. Our operations have shared action plans and preventative measures being implemented, while seeking and considering input from our employees, contractors, and communities to ensure we are delivering responsive actions consistent with broader efforts. Across New Gold we continue to identify and implement measures at our corporate office and at all our sites to protect our workforce and communities. For further information on the Company's response, visit www.newgold.com.

At Rainy River, following the approval by Health Canada, three rapid testing devices were procured to test for the COVID-19 virus as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities. Daily testing increased during the quarter to further enhance screening protocols, which have been instrumental in keeping the operation COVID-19 free.

OUTLOOK FOR 2020

New Gold is pleased to reaffirm its revised annual consolidated guidance, with all-in sustaining costs expected to be below guidance levels, primarily due to lower sustaining capital spend. On July 30, 2020, the Company issued revised guidance estimates for 2020 to incorporate the impact of COVID-19 and readers should refer to the Company's July 30, 2020 news release for further information.

The Rainy River Mine delivered another strong quarter of operational and technical performance. During the quarter, mine operations ramped up towards the 2021 target capacity of approximately 150,000 tonnes per day and the mill delivered a record of 27,000 tonnes per day, reaching the maximum monthly average throughput allowable under the existing mill permit. With both the mine and mill operating at capacity and unit costs tracking towards 2021 planned levels, the Company's efforts will now shift to focus on identifying additional opportunities to further optimize mine and mill productivities and unit cost performance.

The Rainy River Mine is expected to achieve the mid-range of the revised annual production guidance and operating expenses and cash costs are expected to be at, or potentially below the low end of revised annual guidance, primarily due to lower mining costs. AISC are expected to be below the revised annual guidance due to lower operating expenses and sustaining capital spend. Sustaining capital is tracking to achieve the lower end of the revised annual guidance estimates, primarily due to realized savings related to Tailings Management Area (TMA) construction as well as COVID-19 related delays.

New Afton operations continued to improve during the quarter and key B3/C-Zone projects were advanced and the focus will continue to prioritize B3/C-Zone development. TAT construction, wick drain installation for the stabilization of the historic tailings facility and detailed design work related to C-Zone in- pit tailings deposition. In late October, Phase 1 of a strategic drilling program was launched to test the potential of the 12 kilometre Cherry Creek Trend, located within 3 kilometres of the New Afton mill, which could increase the resource inventory of the New Afton Mine and extend mine life.

The New Afton Mine is expected to achieve the mid-range of the revised annual production guidance as well as the operating expense and cash costs guidance. AISC are expected to be at, or below the low end of the revised annual guidance, primarily due to lower sustaining capital spend. Sustaining and growth capital are also expected to be at, or below, the low end of the revised annual guidance estimates, primarily due to B3 development efforts being shifted in the third quarter to focus on the east cave recovery areas, as well as COVID-19 delays primarily related to construction of the thickener.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold and copper as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2020 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the three months ended September 30, 2020, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,593 and $1,613 respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,909 per ounce.

For the nine months ended September 30, 2020, New Gold's gold revenue per ounce and average realized gold price per ounce were $1,509 and $1,532 respectively, compared to the LBMA p.m. average gold price of $1,735 per ounce.

Copper Prices

For the three months ended September 30, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.80 and $2.99 respectively compared to the average London Metals Exchange ("LME") copper price of $2.96 per pound.

For the nine months ended September 30, 2020, New Gold’s copper revenue per pound and average realized copper price per pound were $2.50 and $2.69 respectively compared to the average LME copper price of $2.65 per pound.

Foreign Exchange Rates

The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The spot Canadian dollar strengthened against the U.S. dollar during the third quarter of 2020. Similarly, the average Canadian dollar against the average U.S dollar for the three months ended September 30, 2020 decreased when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.

In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook

The LBMA p.m. gold price increased by 7% during Q3 2020. Uncertainty around the short and long-term economic impacts of COVID-19 continues to cause increased volatility in equity markets and has encouraged inflows into safe-haven assets such as U.S. treasuries and gold. Against this economic backdrop, gold held in exchange-traded products recorded positive flows and combined with a rising gold price pushed assets under management in gold ETFs to new record highs.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and believes the prospects for the business are favourable.

FINANCIAL RESULTS

Summary of Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
FINANCIAL RESULTS
Revenue	173.7	168.4	444.5	491.4
Operating expenses	86.7	94.7	242.6	266.7
Depreciation and depletion	49.7	61.4	142.3	176.2
Revenue less cost of goods sold	37.3	12.3	59.6	48.5
Corporate administration	3.4	3.8	11.3	12.8
Share-based payment expenses	2.9	0.4	3.9	1.8
Exploration and business development	0.8	2.1	3.5	4.3
Income from operations	30.2	6.0	40.9	29.6
Finance income	0.4	0.7	0.9	1.7
Finance costs	(21.5)	(16.5)	(49.0)	(48.3)
Other gains and losses
Rainy River underground project costs	—	—	—	(3.4)
(Loss) gain on foreign exchange	(2.9)	—	3.9	(1.3)
Loss on disposal of other assets	(0.1)	(0.4)	(1.3)	(0.4)
Gain on revaluation of investments	9.6	—	9.6	0.1
Settlement and gain (loss) on revaluation of copper price option contracts	—	0.1	—	(0.5)
Gain (loss) on foreign exchange derivative	2.0	(2.0)	8.6	2.0
Unrealized loss on revaluation of non-current derivative financial liabilities	(20.4)	(13.1)	(43.3)	(26.2)
Settlement and gain (loss) on revaluation of gold price option contracts	12.9	(2.7)	3.4	(25.2)
Revaluation of CSP’s reclamation and closure cost obligation	0.1	3.2	2.2	1.2
New Afton free cash flow interest obligation transaction costs	—	—	(3.4)	—
Gain on receivable associated with Mesquite sale	—	1.9	—	4.0
Loss on sale of Blackwater	7.5	—	(30.2)	—
Other	(0.1)	(0.4)	(1.3)	(0.9)
Income (loss) before taxes	17.7	(23.2)	(59.0)	(67.6)
Income tax recovery (expense)	(2.0)	(1.5)	0.8	(6.2)
Net income (loss)	15.7	(24.7)	(58.2)	(73.8)
Adjusted net income (loss) (1)	12.4	(10.3)	(8.7)	(19.3)

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue

For the three months ended September 30, 2020, the increase in revenue was due to an increase in gold and copper prices which was partially offset by lower gold and copper sales volume. For the nine months ended September 30, 2020, the decrease in revenue was due to a decrease in gold and copper sales volume which was partially offset by an increase in gold prices. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three and nine months ended September 30, 2020, operating expenses were lower than the prior- year period due to lower production. For further information, please refer to the "Review of Operating Mines" section of this MD&A.

Depreciation and depletion

For the three and nine months ended September 30, 2020, depreciation and depletion decreased when compared to the prior-year period due to lower metal sales volumes and updated depletion bases. At Rainy River, the depreciation per ounce has increased as a result of decreased reserves and shorter  mine life when compared to the prior-year. At New Afton, depreciation per ounce has decreased as a result of the inclusion of C-Zone reserves in its depletion base and longer mine life.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2020, revenue less costs of goods sold increased due to higher metal prices, lower depreciation and depletion and lower operating expenses.

Corporate administration

For the three and nine months ended September 30, 2020, corporate administration decreased compared with the prior-year periods due to a lower corporate headcount, resulting in lower compensation and benefit expenses.

Share-based payment expenses

For the three and nine months ended September 30, 2020, share-based payment expenses increased compared with prior-year periods due to an increase in New Gold's share price which increases share based payments.

Finance income and finance costs

For the three and nine months ended September 30, 2020, finance costs increased as a result of the $6.5 million loss on repayment of long term debt.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs

In the prior-year period, underground project costs related to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs.

Foreign exchange

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Foreign exchange forward contracts

For the three and nine months ended September 30, 2020, the Company recognized a gain of $2.0 million and $8.6 million, respectively, associated with the Company's foreign exchange forward contracts.

Gold stream obligation

For the three and nine months ended September 30, 2020, the Company recognized a loss on the revaluation of the gold stream obligation derivative instrument of $4.9 million and $22.3 million. The loss was primarily driven by a lower discount rate and higher gold prices.

New Afton free cash flow interest obligation

For the three months ended September 30, 2020, the Company recognized a loss on the revaluation of the New Afton free cash flow interest obligation of $15.4 million. For the nine months ended September 30, 2020, the Company recognized a loss on revaluation of the New Afton free cash flow interest obligation of $21.0 million. The loss was primarily driven by a lower discount rate and higher gold and copper prices. The Company also incurred $3.4 million in transaction costs upon inception of the financial obligation.

Loss on sale of Blackwater

For the three months ended September 30, 2020, the Company recognized a gain of $7.5 million relating to the increase in value of the Blackwater disposal proceeds between June 30, 2020, when the asset was classified as held for sale, and the close of the transaction. For the nine months ended the Company recognized a loss of $30.2 million on disposal of Blackwater.

Unrealized gain on investments
For the three and nine months ended September 30, 2020, the Company recognized an unrealized gain of $8.0 million on its Artemis shares as a result of an increase in Artemis' share price.

Gold option contracts

For the three and nine months ended September 30, 2020, the Company recognized an unrealized gain on the revaluation of the gold price option contracts of $12.9 million and $3.4 million due to the settlement of gold option contracts. A realized loss of $45.1 million was recognized in revenue for the nine months ended September 30, 2020.

Mesquite sale proceeds

For the three and nine months ended in the prior-year period, the $0.9 and $4.0 million gains on the Mesquite sale receivable represents outstanding working capital proceeds collected.

CSP’s reclamation, closure cost obligation

Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of Cerro San Pedro’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows.

Income tax

The current and prior-year income tax recovery relates primarily to current and deferred mineral taxes in the period.

On an adjusted earnings basis, the adjusted tax expense for the nine months ended September 30, 2020 was $8.0 million, compared to $2.8 million in the prior-year period. The adjusted tax expense excludes the impact of other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Net income (loss)

For the three month period ended September 30, 2020, net earnings increased compared to the prior- year period primarily due to higher gold and copper prices.

For the nine months ended September 30, 2020, the net loss decreased primarily due to higher revenue less cost of goods sold.

Adjusted net earnings (loss)

Net earnings (losses) have been adjusted for loss on repayment of long term debt and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; fair value changes for copper and gold price option contracts, fair value changes for the foreign exchange forward contracts, financial instrument transaction costs, loss on sale of Blackwater and a foreign exchange gains/loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

For the three months ended September 30, 2020, adjusted earnings increased when compared to the prior-year period primarily due to higher revenue, lower operating expenses and lower depreciation and depletion.

For the nine months ended September 30, 2020, adjusted earnings increased when compared to the prior-year period due primarily to lower operating expenses and lower depreciation and depletion, partially offset by lower revenue.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
OPERATING
INFORMATION(2)
Gold production from operations (ounces)(1)	78,959	64,294	66,790	66,856	91,087	85,216	79,398	97,428	77,533
Gold sales from operations (ounces)(1)	75,760	60,853	68,773	71,691	85,867	84,184	89,312	84,421	76,653
Revenue	173.7	128.5	142.3	139.2	168.4	155.1	167.9	157.4	147.1
Net income (loss)	15.7	(45.6)	(28.3)	0.3	(24.7)	(35.7)	(13.4)	(742.5)	(1.6)
Per share:
Basic ($)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00
Diluted ($)	0.02	(0.07)	(0.04)	0.00	(0.04)	(0.06)	(0.02)	(1.28)	0.00

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

2.	Operating information for all periods presented are from continuing operations.

REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada.

A summary of Rainy River’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,359	1,676	7,829	5,037
Operating waste mined (thousands of tonnes)	5,779	6,919	19,263	20,091
Capitalized waste mined (thousands of tonnes)	4,266	1,624	9,445	5,565
Waste mined (thousands of tonnes)	10,045	8,543	28,708	25,657
Ore processed (thousands of tonnes)	2,484	2,254	6,335	5,951
Ratio of waste-to-ore	2.99	5.10	3.67	5.09
Average gold grade (grams/tonne)	0.88	1.14	0.89	1.16
Gold recovery rate (%)	89	91	90	91
Gold eq. (ounces)(1)(3):
Produced	64,221	76,092	164,960	205,135
Sold	61,726	71,165	163,137	211,460
Gold (ounces)(1):
Produced	63,004	75,080	162,185	202,650
Sold	60,592	70,233	160,438	208,970
Average gold realized price(1)(2) ($/ounce)	1,615	1,382	1,533	1,326
Operating expenses per gold eq. ounce sold ($/ounce)(3)	833	922	924	876
Depreciation and depletion per gold eq. ounce	602	316	634	305
Total cash costs per gold eq. ounce sold (2)(3)	833	922	924	877
All-in sustaining costs per gold eq. sold (2)(3)	1,469	1,593	1,592	1,413
FINANCIAL INFORMATION
Revenue	100.3	98.4	250.6	280.5
Operating margin (2)	48.7	32.8	99.8	95.3
Revenue less cost of goods sold	11.6	10.4	(3.6)	30.8
Capital expenditures (sustaining capital) (2)	34.4	43.7	96.6	99.8
Capital expenditures (growth capital) (2)	0.1	—	0.3	6.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results

Production

For the third quarter, gold eq. production was 64,221 ounces (63,004 ounces of gold and 102,814 ounces of silver) and 164,960 gold eq. ounces (162,185 ounces of gold and 234,472 ounces of silver) for the nine-month period. For the three and nine-month production decreased when compared to the prior-year period primarily due to planned lower grades.

During the quarter, the open pit mine continued to ramp-up towards our 2021 target capacity of 150,000 tonnes per day. Mine productivity increased by 15% over the prior quarter, averaging 145,701 tonnes per day, achieving 97% of the 2021 productivity target. Approximately 3.4 million ore tonnes and 10.0 million waste tonnes (including 4.3 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.99:1. Capitalized waste increased in the third quarter as waste mining efforts focused on Phase 3 stripping.

During the quarter, the mill achieved a record of 26,998 tonnes per day, reaching the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.88 grams per tonne at a gold recovery of 89%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. Now that the mill has reached its maximum capacity, efforts will focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 90%, in-line with plan.

Revenue

For the three months ended September 30, 2020, revenue increased compared to the prior-year period due to higher gold prices. For the nine months ended September 30, 2020, revenue decreased compared to the prior period due to lower sales volumes, partially offset by higher gold prices.

Revenue less cost of goods sold

For the three months ended September 30, 2020, revenue less cost of goods sold increased when compared to prior-year period, primarily driven by lower operating expenses in the quarter. For the nine months ended September 30, 2020, revenue less cost of goods sold decreased when compared to the prior-year period, primarily driven by lower revenues and higher depreciation and depletion.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense and total cash costs were $833 per gold eq. ounce for the quarter, including the Canada Emergency Wage Subsidy which positively impacted operating expense in the quarter. For the nine-month period, operating expense and total cash costs per gold eq. ounce were $924, an increase over the prior-year period due to lower production and sales as a result of planned lower grade ore mined and processed.

For the nine-month period (excluding the Canada Emergency Wage Subsidy) mining cost per tonne were below 2020 planned levels due to lower diesel prices realized which offset the impact of lower tonnes mined due to the impact of COVID-19. Processing costs per tonne milled were in line with 2020 planned levels, despite the lower throughput. General and administrative costs per tonne milled were higher than 2020 planned levels, impacted by the lower throughput.

Depreciation and depletion was $602 per gold eq. ounce for the quarter and $634 per gold eq. ounce for the nine-month period. Depreciation and depletion decreased from the prior-year period primarily due to decreased reserves and shorter mine life when compared to the prior year.

Sustaining capital and sustaining lease payments for the quarter were $37.4 million and $103.9 million for the nine-month period including $10.8 million and $23.3 million of capitalized mining costs, respectively. Substantially all key capital projects were completed during the quarter, including the Stage 2 tailings dam raise, wick drain installation for stabilization of the east waste dump, commissioning of the maintenance and warehouse facilities as well as the water treatment train following the commissioning of the Biochemical Reactor (BCR2) that allows clean water effluent discharge. As previously disclosed, a small portion of the TMA construction as well as potentially other smaller projects that were originally scheduled for completion in 2021 are now planned for completion in 2020, thereby potentially reducing planned capital requirements for 2021.

AISC were $1,469 per gold eq. ounce for the quarter and $1,592 per gold eq. ounce for the nine-month period. For the quarter AISC decreased from the prior-year quarter, due to the decrease in sustaining capital spend and lower operating costs. For the nine-month period, AISC increased over the prior-year period due to lower gold eq. ounces sold.

In late August, development of the decline towards the Intrepid underground zone resumed with approximately 170 metres of the planned 550 metres completed to date. The objective of the 2021 program will be focused on refinement of the long-hole mining methodology as the operation prepares for the expected start of mining in 2022.

Impact of foreign exchange on operations

Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2020, the value of the U.S. dollar averaged
$1.33 against the Canadian dollar, when compared to $1.34 against the Canadian dollar in the prior-year period. This had a negative impact on total cash costs of $4 per gold eq. ounce sold against the prior-year period.

Exploration activities

During the third quarter of 2020, the exploration activities at the Company’s Rainy River project were aimed to refine priority targets for the planned drilling campaign. Reconnaissance exploration inclusive of geological mapping, rock and soil sampling have progressed on the North East Trend area. The data collected will be incorporated into the project database for refinement of drill targets for the Q4 drilling campaign and additional target generation on the broader NE Trend area.

In the latter part of the quarter, drilling permits were received and an exploration drilling program will be launched during the fourth quarter that will initially focus on the northeast trend area, located approximately 18 kilometers northeast of the Rainy River Mine. The 8,000 metre drilling campaign has been designed in two phases and will test previously identified high priority targets.

New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, a city of approximately 90,000 people, in south-central British Columbia.

A summary of New Afton’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
OPERATING INFORMATION	1,519 1,424 0.44 0.71 80 82 51,315 49,179 15,955 15,168 18.2 17.5 1,506 2.80 1,606 2.99 708 255 807 988 73.4 38.3 25.7 8.6 16.0	1,384 1,433 0.43 0.76 80 84 52,807 53,326 16,007 15,634 20.1 20.6 1,259 2.38 1,390 2.62 545 729 682 869 70.0 40.9 1.9 9.6 8.2	4,270 4,119 0.45 0.72 80 82 152,090 143,094 47,858 44,948 53.6 50.5 1,422 2.50 1,529 2.69 640 272 742 971 193.9 102.1 63.2 31.6 37.2	4,171 4,125 0.49 0.81 82 83 179,584 172,259 53,051 50,393 61.2 59.2 1,220 2.47 1,343 2.72 473 650 596 761 210.9 129.4 17.7 27.1 13.6
Ore mined (thousands of tonnes)
Ore processed (thousands of tonnes)
Average grade:
Gold (grams/tonne)
Copper (%)
Recovery rate (%):
Gold
Copper
Gold eq. (ounces)(1):
Produced
Sold
Gold (ounces)(1):
Produced
Sold
Copper (millions of pounds)(1):
Produced
Sold
Revenue
Gold ($/ounce)
Copper ($/pound)
Average realized price (2):
Gold ($/ounce)
Copper ($/pound)
Operating expenses per gold eq. ounce sold ($/ounce)(3)
Depreciation and depletion per gold eq. ounce
Total cash costs per gold eq. sold ($/ounce) (2)(3)
All-in sustaining costs per gold eq. sold ($/ounce) (2)(3)
FINANCIAL INFORMATION:
Revenue
Operating margin (2)
Revenue less cost of goods sold
Capital expenditures (sustaining capital) (2)
Capital expenditures (growth capital) (2)

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

Operating results

Production

For the third quarter, the mine produced 51,315 gold eq. ounces (15,955 ounces of gold, and 18.2 million pounds of copper) and 152,090 gold eq. ounces (47,858 ounces of gold, and 53.6 million pounds of copper) for the nine-month period. For the three and nine months production decreased when compared to the prior-year period primarily due to planned lower grades.

The underground mine averaged 17,249 tonnes per day for the quarter, above original planned levels.

During the quarter, the mill averaged 15,483 tonnes per day, in-line with plan. The mill processed an average gold and copper grade of 0.44 grams per tonne gold and 0.71% copper, respectively, with gold and copper recoveries of 80% and 82%, respectively. Mill availability for the quarter averaged 98%, in-line with plan.

As previously disclosed, the mill continues to process lower copper and gold grades than originally planned. Both the 2020 and 2021 mine plans incorporate multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access point into the east cave recovery zone was completed supporting an initial average extraction rate of 1,400 tonnes per day, including a peak of 2,000 tonnes per day, with an ultimate target extraction rate of 4,000 tonnes per day.

During the quarter, total development towards the B3 and C-Zone advanced by approximately 1,150 metres, achieving 92% of planned levels year to date as B3 development efforts were shifted to focus on the east cave recovery areas. Currently, C-Zone development is at target levels while B3 development will be accelerated in the fourth quarter and the overall B3/C-Zone execution remains on schedule.

During the quarter, a key portion of the water permit was received, and the Phase 1 permit for the Thickened and Amended Tailings was received in late October. B3 permitting remains on schedule and submission of the C-Zone permit is expected during the fourth quarter.

Revenue

For the three months ended September 30, 2020, revenue increased compared to the prior-year period due to higher gold and copper prices. For the nine months ended September 30, 2020, revenue decreased compared to the prior-year period due to lower sales volume.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2020, the increase in revenue less cost of goods sold when compared to the prior-year period was primarily driven by lower depreciation and depletion as a result of a higher depletion base due to the addition of C-zone ounces to New Afton's depletion base.

Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, and capital expenditures
Operating expense per gold eq. ounce were $708 for the quarter and $640 per gold eq. ounce for the nine-month period. Operating expense per gold eq. ounce has increased as compared to the prior-year period due to lower gold and copper production and sales as a result of lower grades.

Total cash costs were $807 per gold eq. ounce for the quarter and $742 per gold eq. ounce for the nine- month period. Total cash costs per gold eq. ounce have increased as compared to the prior-year period, driven by lower equivalent sales in the quarter.

For the nine-month period (excluding the Canada Emergency Wage Subsidy) mining cost per tonne and processing costs per tonne milled were in line with 2020 planned levels. General and administrative costs per tonne milled were lower than 2020 planned levels due to timing of expenditure.

Depreciation and depletion was $255 per gold eq. ounce for the quarter and $272 for the nine-month period. Depreciation and depletion decreased from the prior-year periods as a result of the inclusion of C- zone reserves in its depletion base and a longer mine life.

Sustaining capital and sustaining lease payments for the quarter were $8.7 million and for the nine-month period were $32.0 million, primarily related to B3 mine development and advancement of the planned tailings dam raise. As a result of the delays in B3 development, there is a deferral of up to $10 million of sustaining capital to 2021. Currently, efforts are refocused on accelerating B3 development with the objective of returning to target levels in the near term and production from the B3 Zone remains on schedule for the second half of 2021.

AISC were $988 per gold eq. ounce for the quarter and $971 per gold eq. ounce for the nine-month period. AISC increased compared to prior-year periods due to lower gold eq. ounces sold as a result of lower gold and copper production in the quarter.

Growth capital was $16.1 million for the quarter and $37.2 million for the nine-month period. Growth capital in the quarter is primarily related to C-Zone development and detailed engineering, earthworks, associated with concrete, lime system and starting steel erection of the TAT project. Short term delays in thickener construction have been experienced by the manufacturer due to COVID-19 and as a result, up to $20 million of growth capital will be deferred to 2021. The thickener is expected to be delivered in Q1 2021 and the overall TAT project remains on schedule. In the fourth quarter, key capital projects will focus on C-Zone development, TAT construction, wick drain installation for the stabilization of the historic tailings facility and detailed design work related to C-Zone in-pit tailings deposition.

Impact of foreign exchange on operations

New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2020, the value of the U.S. dollar averaged
$1.33 against the Canadian dollar, when compared to $1.34 against the Canadian dollar in the prior-year period. This had a positive impact on total cash costs of $3 per gold eq. ounce sold against the prior-year period.

Exploration activities

During the third quarter of 2020, the exploration activities at the Company’s New Afton project progressed with refinement of the targets planned for the first phase of exploration drilling at the Cherry Creek Trend area and with reconnaissance exploration inclusive of soil geochemical survey and geological mapping on the broader New Afton claims block.

Approval for Phase 1 of the Cherry Creek Trend drilling program was recently received, and drilling was launched in late October. The program will focus on drilling high priority targets defined by coincidental geochemical and geophysical anomalies. The objective of the 10,000 metre Phase 1 drilling campaign is to evaluate both near surface epithermal gold and underlying copper-gold system potential within the approximately 12 kilometre trend of the prospective structural corridor located approximately 3 kilometres west of the New Afton mill.

FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at September 30 As at December 31
(in millions of U.S. dollars)	2020	2019
BALANCE SHEET INFORMATION Cash and cash equivalents Other current assets Non-current assets	416.4 172.4 1,805.5	83.4 145.3 1,929.8
Total assets	2,394.3	2,158.5
Current liabilities Non-current liabilities excluding long-term debt Long-term debt	188.5 678.1 681.2	171.9 310.8 714.5
Total liabilities	1,547.8	1,197.2
Total equity	846.5	961.3
Total liabilities and equity	2,394.3	2,158.5

Assets

Cash and cash equivalents

In March 2020, the Company received cash proceeds of $300 million resulting from the strategic partnership with Ontario Teacher's Pension Plan ("Ontario Teachers"). Additionally, in June 2020, the Company received $394 million in net proceeds for the issuance of $400 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027. On July 10, 2020, the Company completed the redemption of the $400 million 2022 senior unsecured notes (the "2022 Unsecured Notes"). In August 2020, Company received $103 million in net cash proceeds for the sale of Blackwater.

The increase in cash and cash equivalents was primarily driven by the Ontario Teachers transaction and the Blackwater sale, both described above, and operating cash flows, partially offset by capital expenditures, the repayment of debt and interest paid.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets increased when compared with the prior period primarily due to the proceeds receivable from the sale of Blackwater.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment. The decrease is primarily attributable to the disposal of Blackwater net of the retained mineral interest through the receipt of the Blackwater gold stream. Additionally, non-current assets were impacted by the Company’s investments in its mining interests partially offset by depreciation and depletion.

Liabilities

Current liabilities

Current liabilities consist primarily of trade and other payables. Current liabilities increased due to the timing of interest payments and the current portion of the New Afton free cash flow interest obligation.

Non-current liabilities excluding long-term debt

Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.

The Company's gold stream obligation has increased from December 31, 2019, primarily due to lower discount rates and higher gold price assumptions, partially offset by liability repayments made in the period.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2020 was $93.2 million when compared to the prior year balance at December 31, 2019 of $94.7 million. The decrease was primarily driven by the sale of the Blackwater asset and reclamation payments paid, partially offset by lower discount rates.

The deferred income tax liability decreased from $48.3 million as at December 31, 2019 to $45.4 million at September 30, 2020. The decrease in deferred income tax liability was primarily driven by the derecognition of Blackwater's deferred tax liability, as the asset was sold in the third quarter of 2020.

As a result of the strategic partnership with Ontario Teachers described above, the Company has recognized a financial liability representing the free cash flow interest in New Afton (the "free cash flow interest obligation"). Under the terms of the agreement, Ontario Teachers has acquired a 46.0% free cash flow interest in New Afton with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%. The increase in the free cash flow interest obligation during the current quarter was primarily driven by lower discount rates.

Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility (the “Credit Facility”).

As at September 30, 2020, the Company has $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments in May and November of each year.

On June 24, 2020, the Company issued $400.0 million of senior unsecured notes (“2027 Unsecured Notes”) for net cash proceeds of $392.6 million after transaction costs. The face value is $400.0 million. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.

On July 10, 2020, the Company completed the redemption of the 2022 Unsecured Notes. The redemption was funded from the net proceeds of its recent issue of $400 million 2027 Unsecured Notes and cash on hand. The Company recognized a loss on repayment of long-term debt of $6.5 million, primarily comprised of the early redemption premium paid and the de-recognition of any deferred financing charges associated with the 2022 Unsecured Notes.

The 2025 and 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.

For the nine months ended September 30, 2020, the Company had borrowed $35.0 million and repaid $65.0 million under the Credit Facility, resulting in $nil being drawn under the Credit Facility as at September 30, 2020. The Credit Facility has been used to issue letters of credit amounting to $44.5 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies. During the quarter, the Company transferred approximately $90 million in letters of credit to surety bonds, increasing the funds available under the Credit Facility.

On October 9, 2020, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions. The amended and restated credit agreement extends the maturity date for the Credit Facility from August 14, 2021 to October 9, 2023 and modifies the maximum borrowing limit to $350 million from $400 million. All material financial covenants remain the same.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

Significant financial covenants from the Credit Facility are as follows:

		Three months ended September 30	Twelve months ended December 31
	Financial covenant	2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.1 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.0 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.3 : 1	0.7 : 1

Liquidity and Cash Flow

As at September 30, 2020, the Company had cash and cash equivalents of $416.4 million compared to

$83.4 million at December 31, 2019. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of

Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CASH FLOW INFORMATION Cash generated from operating activities Cash used in investing activities	92.2 43.8	91.1 (62.1)	196.3 (63.9)	215.6 (137.0)
Cash generated by (used in) financing activities Effect of exchange rate changes on cash and cash equivalents	(420.0) 0.2	40.6 (0.5)	200.5 0.1	(3.6) 0.1
Change in cash and cash equivalents	(283.8)	69.1	333.0	75.1

Operating Activities

For the nine months ended September 30, 2020, the decrease in cash generated from operating activities was due primarily to lower revenues resulting from lower metals sales volumes. For the three months ended September 30, 2020, cash generated from operating activities were consistent with the prior-year period.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the consolidated statements of cash flows) for the three and nine months ended September 30, 2020:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
CAPITAL EXPENDITURES BY SITE
Rainy River	34.5	43.7	96.9	106.5
New Afton	24.7	17.7	68.8	40.7
Blackwater	0.2	1.0	9.2	3.4
Other	—	0.2	—	0.4
Capital expenditures	59.4	62.6	174.9	151.0

Blackwater Proceeds

During the quarter, the Company completed the divestment of the Blackwater Project to Artemis for total cash consideration of C$190 million. The initial cash payment of C$140 million was received during the quarter with the remaining C$50 million cash payment due on August 24, 2021. Under the terms of the agreement, the Company retained an 8% gold stream and a 6% equity stake in Artemis.

Financing Activities

For the nine months ended September 30, 2020 cash generated by financing activities was primarily driven by the Ontario Teachers transaction and the issuance of the 2027 Unsecured Notes as described above, partially offset by repayments under the Company's Credit Facility, redemption of the 2022 Unsecured Notes, lease payments, gold stream obligation payments and interest payments. The prior period included proceeds from the offering of common shares of the Company which was partially used to repay long term debt.

The Company’s September 30, 2020 cash balance of $416.4 million, together with $305.3 million available for drawdown under the amended credit facility as at October 9, 2020, provided the Company with $721.7 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk,  in 2019, the Company entered into gold price option collar contracts for 2020 production by purchasing put options and selling call options. The Company has purchased put options at an average strike price of
$1,300 per ounce and sold call options at an average strike price of $1,355 per ounce for 72,000 ounces of gold production between January 2020 and June 2020 and purchased put options at an average strike price of $1,300 per ounce and sold call options at an average strike price of $1,415 per ounce for 96,000 ounces of gold production between July 2020 and December 2020. The Company also entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020.

In 2020, the Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management feels is more than adequate to fund our business in case of any potential impacts related to COVID-19.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2020, these commitments totaled $50.7 million, $50.6 million of which is expected to become due over the next 12 months. This compares to commitments of
$72.5 million as at December 31, 2019. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at September 30, 2020 and 2019 there were no contingent losses recorded.

Related Party Transactions

The Company did not enter into any related party transactions during the three and nine months ended September 30, 2020.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2020.

Outstanding Shares

As at November 4, 2020, there were 676.4 million common shares of the Company outstanding. The Company had 6.8 million stock options outstanding under its share option plan, exercisable for up to 6.8 million common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by- product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the  gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Sustaining Capital

"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in Sustaining Costs per Gold Equivalent Ounce

“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Cash Costs and AISC per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	86.7	94.7	242.6	266.7
Gold equivalent ounces sold(1)	110,905	124,491	306,231	383,719
Operating expenses per gold equivalent ounce sold ($/ounce)	778	761	791	695
Operating expenses	86.7	94.7	242.6	266.7
Treatment and refining charges on concentrate sales	4.9	7.3	14.6	21.3
Total cash costs	91.6	102.0	257.2	288.0
Gold equivalent ounces sold(1)	110,905	124,491	306,231	383,719
Total cash costs per gold equivalent ounce sold ($/ounce)	822	819	839	751
Sustaining capital expenditures(2)(4)	43.2	53.4	128.2	127.1
Sustaining exploration - expensed	0.2	0.2	0.1	0.7
Sustaining leases	2.8	2.9	8.1	10.7
Corporate G&A including share-based compensation(3)	6.0	3.9	14.1	14.1
Reclamation expenses	2.2	1.7	5.8	4.8
Total all-in sustaining costs	146.0	164.1	413.5	445.4
Gold equivalent ounces sold(1)	110,905	124,491	306,231	383,719
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,313	1,318	1,349	1,161

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

3.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

4.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	51.6	65.6	150.8	185.2
Gold equivalent ounces sold (1)	61,726	71,165	163,137	211,460
Operating expenses per unit of gold sold ($/ounce)	833	922	924	876
Operating expenses	51.6	65.6	150.8	185.2
Treatment and refining charges	—	—	—	0.1
Total cash costs	51.6	65.6	150.8	185.4
Gold equivalent ounces sold	61,726	71,165	163,137	211,460
Total cash costs per gold equivalent ounce sold ($/ounce)	833	922	924	877
Sustaining capital expenditures(2)(3)	34.4	43.7	96.6	99.5
Sustaining leases	2.8	2.6	7.3	10.2
Reclamation expenses	1.9	1.4	4.9	3.8
Total all-in sustaining costs	90.7	113.4	259.6	298.8
Gold equivalent ounces sold (1)	61,726	71,165	163,137	211,460
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,469	1,593	1,592	1,413

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.	See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
3.	Sustaining capital expenditures are net of proceeds from disposal of assets.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	35.1	29.1	91.8	81.5
Gold equivalent ounces sold (1)	49,179	53,326	143,094	172,259
Operating expenses per unit of gold sold ($/ounce)	708	545	640	473
Operating expenses	35.1	29.1	91.8	81.5
Treatment and refining charges on concentrate sales	4.9	7.3	14.6	21.1
Total cash costs	40.0	36.4	106.4	102.6
Gold equivalent ounces sold (1)	49,179	53,326	143,094	172,259
Total cash costs per gold equivalent ounce sold ($/ounce)	807	682	742	596
Sustaining capital expenditures(2)	8.6	9.6	31.6	27.1
Sustaining leases	(0.1)	0.1	0.4	0.3
Reclamation expenses	0.3	0.3	0.9	1.1
Total all-in sustaining costs	48.8	46.3	139.2	131.1
Gold equivalent ounces sold (1)	49,179	53,326	143,094	172,259
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	988	869	971	761

1.
Gold eq. ounces include silver ounces and copper ounces produced or sold converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices.

2.
See “Total Sustaining Capital Expenditures Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	59.4	62.6	174.9	151.0
New Afton growth capital expenditures(1)	(16.0)	(8.2)	(37.2)	(13.6)
Rainy River growth capital expenditures(1)	(0.1)	—	(0.3)	(6.7)
Blackwater growth capital expenditures (asset held-for-sale)	(0.2)	(1.0)	(9.2)	(3.4)
Sustaining capital expenditures	43.1	53.4	128.2	127.3

1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the prior period is primarily the purchase of underground infrastructure.

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share “Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Loss on repayment of long term debt

•	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and

•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; fair value changes for the free cash flow interest obligation; the gold and copper option contracts; foreign exchange forward contracts; foreign exchange gain or loss, impairment loss on reclassification of assets held-for-sale and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
ADJUSTED NET LOSS RECONCILIATION
Earnings (loss) before taxes	17.7	(23.2)	(59.0)	(67.6)
Other (gains) losses(1)	(8.6)	13.4	51.8	50.6
Loss on repayment of long term debt	6.5	0.5	6.5	0.5
Adjusted net loss before taxes	15.6	(9.3)	(0.7)	(16.5)
Income tax recovery (expense)	(2.0)	(1.5)	0.8	(6.2)
Income tax adjustments	(1.2)	0.5	(8.8)	3.4
Adjusted income tax (expense) recovery	(3.2)	(1.0)	(8.0)	(2.8)
Adjusted net earnings (loss)	12.4	(10.3)	(8.7)	(19.3)
Adjusted earnings (loss) per share (basic and diluted)	0.02	(0.02)	(0.01)	(0.03)

1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non- cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	92.2	91.1	196.3	215.6
Add back (deduct): Change in non-cash operating working capital	(8.2)	(23.7)	(12.7)	(16.8)
Cash generated from operations before changes in non-cash operating working capital	84.0	67.4	183.6	198.8

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
TOTAL OPERATING MARGIN
Revenue	173.7	168.4	444.5	491.4
Less: Operating expenses	86.7	94.7	242.6	266.7
Total operating margin	87.0	73.7	201.9	224.7

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
RAINY RIVER OPERATING MARGIN
Revenue	100.3	98.4	250.6	280.5
Less: Operating expenses	51.6	65.6	150.8	185.2
Rainy River operating margin	48.7	32.8	99.8	95.3

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
NEW AFTON OPERATING MARGIN
Revenue	73.4	70.1	193.9	211.0
Less: Operating expenses	35.1	29.1	91.8	81.5
New Afton operating margin	38.3	41.0	102.1	129.5

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	120.8	117.2	310.5	338.6
Treatment and refining charges on gold concentrate sales	1.5	2.1	4.8	6.3
Gross revenue from gold sales	122.3	119.3	315.3	344.9
Gold ounces sold	75,760	85,867	205,385	259,363
Total average realized price per gold ounce sold ($/ounce)	1,613	1,383	1,532	1,329

	Three months ende September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	97.9	97.0	246.0	277.1
Gold ounces sold	60,592	70,233	160,438	208,970
Rainy River average realized price per gold ounce sold ($/ounce)	1,615	1,382	1,533	1,326

	Three months ende September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	22.9	19.7	64.5	41.7
Treatment and refining charges on gold concentrate sales	1.5	2.1	4.8	6.2
Gross revenue from gold sales	24.4	21.8	69.3	47.9
Gold ounces sold	15,168	15,634	44,948	50,393
New Afton average realized price per gold ounce sold ($/ounce)	1,606	1,390	1,529	1,343

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company,  please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2019, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the nine months ended September 30, 2020, except as noted below:

Other Risks

COVID-19

Efforts to fight the COVID-19 pandemic have been taken by national and local governments and businesses that have had significant impact on the economy and on individual business, including New Gold. There was a temporary two-week shutdown of the Rainy River Mine from March 20 to April 2 to allow the local workforce to complete a 14-day period of self-isolation recommended by the Canadian government after travel outside of Canada, as frequent border crossings to the United States are a common practice in the region near the mine. On April 3, operations resumed using a local workforce with operations gradually ramping up (please refer to the Company's April 3, 2020 press release for further information). Both the British Columbia and Ontario provincial governments ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date of this MD&A, New Gold’s operations fit within the current list of essential businesses related to these orders. However, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of revisions to the list of essential businesses made by the provinces of Ontario, British Columbia or both as the COVID-19 pandemic progresses. The Company has currently implemented measures to prevent the spread of COVID-19 and these measures have impacted the Company’s productivity and may continue to do so in the future. Canadian and provincial governments, as well as other relevant jurisdictions may introduce new, or modify existing, laws, regulations, orders or other measures that could impact our ability to operate or affect the actions of our suppliers or customers. The responses of the Canadian and provincial governments, as well as other relevant jurisdictions may be insufficient to contain the impact of the COVID-19 pandemic and this could also impact our employees, suppliers, customers, local communities and other stakeholders, which could impact our ability to operate. The COVID-19 pandemic and responses to it may also lead to an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position. One or more of the Company’s employees could contract COVID-19 or be directly affected by someone who does contract COVID-19 and may be required to self-isolate. This may impact the health of the Company’s workforce where employees have contracted COVID-19 and also impact the health of the surrounding community as well as impacting the Company’s ability to operate at that location.

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except as noted in the condensed consolidated interim financial statements for the period ended September 30, 2020.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2019.

Limitations of Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

This MD&A was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this MD&A may not be comparable to similar information made public by United States companies.

Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or are economically or legally mineable.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, statements with respect to: the Company’s expectations relating to achieving the revised annual production guidance at the Rainy River Mine and the New Afton Mine; the Company’s expectations with respect to the operating expenses, cash costs, AISC and sustaining and growth capital at the Rainy River Mine and the New Afton Mine for 2020; the cash payment and gold stream from the divestment of the Blackwater Project to Artemis; the timing of completion and parameters for capital and construction projects at the Rainy River Mine and the New Afton Mine; the Company’s expectation relating to the start of mining at the Rainy River Mine; the Company’s expectations with respect to the key construction projects, including the TMA, at the Rainy River Mine; the timing for delivery of the thickener at the New Afton Mine; the Company’s expectations with respect to the key capital projects at the New Afton Mine, including the B3 mine development, C-Zone development, TAT construction, wick drain installation for the stabilization of the historic tailings facility and detailed design work related to C-Zone in-pit tailings deposition; the timing and scope of the planned exploration drilling programs at the Rainy River Mine and Cherry Creek; the timing of receipt of permits at the New Afton Mine; there being no major planned shutdowns at the Rainy River Mine and the New Afton Mine for the remainder of the year; the Company’s ability to reduce the risk of the spread of COVID-19; statements under the heading “Outlook for 2020”; the adequacy of the Company’s liquidity position; Mineral Reserve and Mineral Resource estimates; and statements under the headings "Key Performance Drivers - Economic Outlook".

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and members of the workforce will not be expected to be required to self-isolate (due to cross-border travel or, exposure to a case of COVID-19 or any other reason); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company related to COVID-19 , including the completion of key capital and construction projects and the commencement and completion of the planned exploration drilling programs at the Rainy River Mine and the New Afton Mine on the timing described herein or at all; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate (due to cross-border travel, exposure to a case of COVID-19 or any other reason) to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction or mine development projects at the Rainy River Mine or the New Afton Mine on the timing described herein or at all; the Company not being able to commence or complete the planned exploration drilling programs at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater Project; and the Company experiencing a material delay in completing all non-recurring capital projects at Rainy River and New Afton. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Senior Vice President, Operations for the Company. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Vinet is a "Qualified Person" for the purposes of NI 43-101.